June 6, 2023

Stacie Gorman

Pam Howell

Peter McPhun

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re:Lucent, Inc.

Amendment No. 5 to Form 10

Filed April 10, 2023

File No. 000-56509

Dear Ms. Gorman:

The following are the issuers response to your comment letter of April 19, 2023.

Amendment No. 5 to Form 10 filed May 3, 2023

Item 1. Description of Business, page 1

1.We partially reissue comment 1. Please revise the discussion of the prior failure to file periodic reports to clearly disclose that the potential actions relate to the risk that the company may again fail to file periodic reports going forward. Lastly, as previously requested, please revise the risk factor subheading on page 6 to make it clear the risk relates to the company's failure to file required periodic reports.

Future success is highly dependent on the ability of our management ..., page 6

2.We note your response to comment 2 and reissue in part. Please revise to specifically address the conflicts of interest related to having two competing shell companies, including conflicts in identifying a target business and allocating time and resources of management. For example only, please discuss how a business opportunity may come available that is appropriate for more than one entity, and it may be allocated to the other entity, thus depriving investors of the investment. Further, please clarify that another opportunity might not come along and the impact that could have on your operations and our investors. Lastly, please provide a separate conflicts of interest section, and discuss whether you have a policy regarding conflicts of interest.

We have created a separate conflicts of interest section and have discussed the consequences of a conflict.

General

3.Please file the required quarterly report for the quarter ended February 28, 2023. Reference is made to Exchange Act Rules 13a-13 and 15d-13.

Previously filed.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer of Lucent, Inc.